BB 3/8 ✱

SECURITIE [barcode] ION

06002385

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 41505

AB 3/13

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Melvin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Boulevard, Suite 2110
(No. and Street)

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryon Taylor (312) 895-7440
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C.
203

191 North Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Bryon Taylor**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Melvin Securities, LLC**, as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
KAREN KUBITSCHEK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-22-2009

Signature

Director of Financials and Compliance
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Melvin Securities, LLC

Statement of Financial Condition
December 31, 2005

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH. D.C. 203 SECTION

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 5

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
Melvin Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Melvin Securities, LLC as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 1, 2006

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Melvin Securities, LLC

Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	197,175
Receivables from broker-dealers and clearing organizations		500,540
Securities owned, at market value		304,658
Deposits with clearing organizations		30,000
Exchange memberships, at cost (market value $19,000)		29,800
Due from affiliates		37,398
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $90,958		53,862
Other assets		31,089
Total assets	$	1,184,522
Liabilities and Members' Capital		
Liabilities		
Accounts payable and accrued expenses, Total liabilities	$	281,866
Members' capital		902,656
Total liabilities and members' capital	$	1,184,522

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business

Melvin Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) conducting business as an institutional broker, and self-clearing specialist on the Chicago Stock Exchange, Inc. (CHX). The Company is also registered as an introducing broker with the National Futures Association. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis. The Company also participates in securities underwritings.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all demand deposits and investments with daily maturities to be cash equivalents. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Securities owned: Securities owned include corporate stocks which are marked to market and state and municipal securities which are stated at the last quoted bid price. Related unrealized gains and losses are recognized currently in income.

Exchange memberships: Exchange memberships are carried at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no such impairment in value occurred in 2005. Market values are based on the last quoted sale.

Furniture and equipment: Furniture and equipment consists of furniture and computer equipment and is being depreciated over the useful lives of the assets, generally five years, primarily by the straight-line method.

Income taxes: As a limited liability company, the Company is not subject to federal or state income taxes. The members separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

Note 3. Receivable from Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations at December 31, 2005, consist of:

Receivable from clearing organizations	$	500,540

Note 4. Securities Owned

Marketable securities owned consist of trading and investment securities at market value, as follows:

State and municipal obligations	$	303,096
Corporate stocks		1,562
	$	304,658

Note 5. Related Parties

The Company and its affiliates pay certain expenses on behalf of each other, which are reflected in the due from affiliates balance on the statement of financial condition.

Note 6. Commitments and Contingencies

The Company has entered into an operating lease agreement for its office space that will expire in April 2013 and will require minimum annual rentals, as follows:

During the years ending December 31:		
2006	$	120,703
2007		124,324
2008		128,054
2009		131,895
2010		135,852
Thereafter		636,872
	$	1,277,700

Note 7. Off-Balance-Sheet Risk and Concentration of Credit

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers and clearing organizations represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its two clearing agents provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $723,242 which was $473,242 in excess of its required net capital of $250,000. The Company's net capital ratio was .39 to 1.